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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Gloucester Coal Limited

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Gloucester Coal Limited

(Name of Person(s) Furnishing Form)

Common stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Level 15, Citadel Towers (Tower B), 799 Pacific Highway, Chatswood, NSW 2067, Australia,

+61 29413 4802

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 April 2009

(Date Tender Offer/Rights Offering Commenced)

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) English translations of the following documents are attached as exhibits hereto.

(1) Bidder’s Statement and Target’s Statement, dated 30 April 2009*.

(2) First Supplementary Bidder’s Statement, dated 14 May 2009.

*	Previously submitted on 1 May 2009.

(b) Not Applicable.

Item 2. Informational Legends

Not Applicable

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Included in the documents attached as exhibits hereto.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Gloucester Coal Limited has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission, on May 1 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert Lord
(Signature)

Robert Lord, Director
(Name and Title)

15 May 2009
(Date)

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

First Supplementary Bidder’s Statement

1	Introduction

This document is a supplementary bidder’s statement under section 643 of the Corporations Act 2001 (Cth). It is the first supplementary bidder’s statement (First Supplementary Bidder’s Statement) issued by Gloucester Coal Ltd ABN 66 008 881 712 (Gloucester) in relation to its off-market takeover bid for all the ordinary shares in the capital of Whitehaven Coal Ltd ABN 68 124 425 396 (Whitehaven). This First Supplementary Bidder’s Statement supplements, and should be read together with, Gloucester’s bidder’s statement dated 30 April 2009 (Original Bidder’s Statement).

2	Earnings guidance: record $88 million - $95 million NPAT expected in FY2008/2009

The Gloucester directors expect FY2008/2009 Net Profit After Tax (NPAT) to be between $88 million and $95 million. The expectation is more than double the previous best NPAT of $40 million reported FY2005/2006.

The NPAT guidance excludes costs relating to the Whitehaven merger and the Noble bid and is subject to the timing of ship sailings from the Port of Newcastle and the finalisation of negotiations with the Japanese steel mills of the JFY2009/2010 coking coal price.

Gloucester CEO Rob Lord said:

“This significant increase in expected earnings reflects the underlying strength of the business and Gloucester’s ability to maximise operational performance, minimise costs and drive optimum revenue from its coal sales and is in spite of the capacity restrictions at the Port of Newcastle.”

As previously advised, Gloucester has no debt and had $58 million cash on hand at the end of the March 2009 quarter.

3	Other notices

Unless the context otherwise requires, terms defined in the Original Bidder’s Statement have the same meaning as in this First Supplementary Bidder’s Statement.

A copy of this First Supplementary Bidder’s Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for its contents.

4	Approval of First Supplementary Bidder’s Statement

This First Supplementary Bidder’s Statement has been approved by a unanimous resolution passed by the directors of Gloucester Coal Ltd.

14 May 2009

Signed for and on behalf of Gloucester Coal Ltd by

/s/ Rob Lord
Rob Lord, Managing Director